Exhibit 99.2

ALMADEN MINERALS LTD.
(the “Company”)
Suite 310 – 1385 West 8th Avenue
Vancouver, British Columbia V6H 3V9
Telephone: (604) 689-7644 Facsimile: (604) 689-7645

MANAGEMENT INFORMATION CIRCULAR
as at and dated May 16, 2016
(unless otherwise noted)

This Management Information Circular (“Information Circular”) accompanies the Notice of 2016 Annual General Meeting (“Notice of Meeting”) of holders of common shares (“shareholders”) of Almaden Minerals Ltd. (the “Company”) scheduled to be held on June 29, 2016 (the “Meeting”) and is furnished in connection with a solicitation of proxies for use at that Meeting at any adjournment or postponement thereof.

PERSONS MAKING THE SOLICITATION

The Accompanying Form of Proxy is Being Solicited by Management of the Company.

Solicitations will be made by mail and possibly supplemented by telephone, electronic means or other personal contact to be made without special compensation by directors, officers and regular employees of the Company. The Company does not reimburse shareholders’ nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. It is not anticipated that any solicitation will be made by specially engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. No director of the Company has informed management in writing that he or she intends to oppose any action intended to be taken by management at the Meeting.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representation must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

APPOINTMENT AND REVOCATION OF PROXY

Only shareholders whose names appear on the records of the Company (“registered shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting. Those registered shareholders so desiring may be represented by proxy at the Meeting. The persons named in the accompanying form of proxy are directors and/or officers of the Company (“Management Appointees”). A REGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT THE SHAREHOLDER AT THE MEETING BY STRIKING OUT THE NAMES OF THE MANAGEMENT APPOINTEES IN THE ACCOMPANYING FORM OF PROXY AND BY INSERTING SUCH OTHER PERSON’S OR COMPANY’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.

Any shareholder returning the accompanying form of proxy may revoke it at any time if it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company or at the office of the registrar and transfer agent of the Company at least 24 hours prior to the scheduled time of the Meeting or any adjournment or postponement thereof, or with the Chairman of the Meeting at the scheduled commencement of the Meeting or any adjournment or postponement thereof, and upon either of such deposits the proxy is revoked. Only registered shareholders have the right to revoke a proxy.

VOTING AND DEPOSIT OF PROXIES

IF THE INSTRUCTIONS AS TO VOTING INDICATED THEREIN ARE CERTAIN, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY, PROPERLY EXECUTED AND DEPOSITED, WILL, ON ANY BALLOT CALLED FOR, BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH SUCH INSTRUCTIONS. WHERE NO CHOICE IS SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON, THE PROXY CONFERS ON THE PROXYHOLDER DISCRETIONARY AUTHORITY WITH RESPECT TO SUCH MATTER AND IF ONE OF THE MANAGEMENT APPOINTEES NAMED IN THE ACCOMPANYING FORM OF PROXY IS APPOINTED AS PROXYHOLDER, THE SHARES REPRESENTED BY SUCH PROXY WILL BE VOTED FOR SUCH MATTER. IN THE EVENT THAT AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPERLY BROUGHT BEFORE THE MEETING, OR ANY OTHER BUSINESS IS PROPERLY BROUGHT BEFORE THE MEETING, IT IS THE INTENTION OF THE MANAGEMENT APPOINTEES TO VOTE IN ACCORDANCE WITH THEIR BEST JUDGEMENT ON SUCH MATTERS OR BUSINESS ON ANY BALLOT THAT MAY BE CALLED FOR. AT THE DATE OF THIS INFORMATION CIRCULAR, MANAGEMENT KNOWS OF NO SUCH AMENDMENT, VARIATION OR OTHER MATTER WHICH MAY BE BROUGHT BEFORE THE MEETING.

SEE ALSO THE ACCOMPANYING FORM OF PROXY FOR INSTRUCTIONS AS TO USE OF TELEPHONE AND INTERNET VOTING.

To be effective, the instrument of proxy, dated and signed, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited either at the office of the registrar and transfer agent of the Company, Computershare Investor Services Inc., Proxy Department, 9th Floor, 100 University Avenue, Toronto, ON, M5J 2Y1, or at the Head Office of the Company at Suite 310 – 1385 West 8th Avenue, Vancouver, British Columbia, Canada, V6H 3V9 not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the scheduled time of the Meeting or any adjournment or postponement thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in the Chairman’s discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s,

RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”) of which the Intermediary is a participant. In accordance with current securities regulatory policy, the Company has distributed proxy-related materials for the Meeting (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries.

Current securities regulatory policy requires Intermediaries to forward the Meeting Materials to, and seek voting instructions from, Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non- Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and submit it to the Company, c/o Computershare, Proxy Department, 9th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, fax number (416) 263-9261; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company (such as Broadridge Financial Solutions Inc.), will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre- printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for such a proxy form to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the proxy form, properly complete and sign the proxy form and return it to the Intermediary or its service company, or otherwise communicate voting instructions to the Intermediary or its service company (by way of telephone or the Internet, for example) in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives such a signed form of proxy wish to vote at the Meeting in person, the Non-Registered Holder should strike out the persons named in the signed form of proxy and insert the Non-Registered Holder’s name in the blank space provided. A Non-Registered Holder cannot use a proxy authorization form to vote shares directly at the Meeting. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the signed form of proxy or proxy authorization form is to be delivered. Non-Registered Holders who wish to change their vote must arrange for their Intermediaries to revoke the proxy on their behalf.

The Meeting Materials are being sent to both registered shareholders and non-registered shareholders. If you are a Non-Registered Holder and the Company or its agent has sent the Meeting Materials directly to you as a non-objecting beneficial owner under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding shares on your behalf. By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding shares on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions. Management of the Company does not intend to pay for Intermediaries to forward to objecting beneficial owners under NI 54-101 the Meeting Materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary, and in the case of an objecting beneficial owner, the objecting beneficial owner will not receive the Meeting Materials unless the Intermediary holding shares on behalf of the objecting beneficial owner assumes the cost of delivery.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, none of the directors or executive officers of the Company, no management proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the beginning of the Company's last financial year, and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company’s authorized share structure consists of an unlimited number of common shares without par value. There is one class of shares only. There are 78,198,184 issued and outstanding common shares as at the date of this Information Circular.

The directors of the Company have determined that all shareholders of record as of May 25, 2016 (the “Record Date”) will be entitled to receive notice of and to vote at the Meeting.

At a general meeting of the Company, on a show of hands, every registered shareholder present in person and entitled to vote and every proxyholder duly appointed by a registered shareholder who would have been entitled to vote will have one vote and, on a poll, every registered shareholder present in person or represented by proxy or other proper authority will have one vote for each share of which such shareholder is the registered holder. Shares represented by proxy will only be voted as to the number of shares represented if a poll or ballot is called for. A poll or ballot may be requested by a registered shareholder or proxyholder present and entitled to vote at the Meeting or required because the number of votes attached to shares represented by proxies that are to be voted against a matter is greater than 5% of the votes attached to all shares that are entitled to be voted and to be represented at the Meeting.

To the knowledge of the directors and executive officers of the Company, as at the date of this Information Circular, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the outstanding voting rights of the Company except as noted in footnote (4) for Duane Poliquin in the table set out below under the heading “Election of Directors”.

ELECTION OF DIRECTORS

Each director of the Company is elected at each annual general meeting and holds office until the next annual general meeting unless that person ceases to be a director before then. In accordance with the requirements of Section 461.3 of the Toronto Stock Exchange Company Manual (the “TSX Manual”), the Company discloses that it has adopted a majority voting policy for the election of directors for non-contested meetings, the details of which are set out below under the heading “Statement of Corporate Governance Practices”. In the absence of instructions to the contrary, the accompanying form of proxy will be voted for the nominees listed below, all of whom are presently members of the Board of Directors.

The Company has a shareholder approved Advance Notice Policy, (the “Advance Notice Policy”). The purpose of the Advance Notice Policy is to provide shareholders, directors and management with direction on the procedure for shareholder nomination of directors. The Advance Notice Policy is the framework by which a deadline is fixed by which holders of record of the Company’ s common shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the timely notice to the

Company’s Secretary for the notice to be in proper written form. The Advance Notice Policy is available on EDGAR and is filed under the Company’s profile on SEDAR at www.sedar.com and may be found on the Company’s website at www.almadenminerals.com.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IF, PRIOR TO THE MEETING, ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES LISTED BELOW, IT IS INTENDED THAT DISCRETIONARY AUTHORITY WILL BE EXERCISED BY THE PERSON NAMED IN THE ACCOMPANYING FORM OF PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS UNLESS THE SHAREHOLDER HAS SPECIFIED THAT THE SHARES REPRESENTED BY PROXY ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Management proposes that the number of directors for the Company be set at seven (7) and the shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at seven (7) for the ensuing year, subject to such increases as may be permitted by the Articles of the Company. Management of the Company proposes to nominate each of the following persons for election as director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position Held	Director Since	Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly *	Principal Occupation During the Past Five Years
DUANE POLIQUIN British Columbia, Canada Chairman and Director	February 1, 2002	2,224,036(4)	Registered Professional Geological Engineer; Chairman and Director of the Company; Director of Gold Mountain Mining Corporation and Chairman and Director of Almadex Minerals Limited.
MORGAN POLIQUIN British Columbia, Canada President, Chief Executive Officer and Director	February 1, 2002	1,608,647(4)	Registered Professional Geological Engineer; President, Director and CEO of the Company; Director of Gold Mountain Mining Corporation and President, CEO and Director of Almadex Minerals Limited.
JOHN (JACK) McCLEARY (2)(3) Alberta, Canada Director	February 1, 2002	290,550	Registered Professional Geologist; Director of the Company and Almadex Minerals Limited.
GERALD G. CARLSON (1)(2)(3) British Columbia, Canada Director	February 1, 2002	64,000	President and CEO of Pacific Ridge Exploration Ltd.; President and Director of Iron South Mining Corp. to 2013; President and Director of Blue Sky Uranium Corp. to 2012.

JOSEPH MONTGOMERY (1)(2)(3) British Columbia, Canada Director	February 1, 2002	100,000	Registered Professional Engineer; Director of Infrastructure Materials Corp; Director of Getty Copper Inc. and Director of Cosigo Resources Ltd. to 2014;
MARK T. BROWN (1)(3) British Columbia, Canada Director	June 28, 2011	60,000	President and Director of Pacific Opportunity Capital Ltd. and Director and Executive Chairman of Alianza Minerals Ltd. and Avrupa Minerals Ltd.; Director of Big Sky Petroleum Ltd., Galileo Petroleum Ltd., Strategem Capital Corp., Sutter Gold Mining Ltd., Pager Minerals Ltd. and Almadex Minerals Limited.
WILLIAM J. WORRALL British Columbia, Canada Director	May 7, 2013	12,500	Barrister and Solicitor; Principal of William J. Worrall, Q.C. Law Corp., a member of Lexas Law Group, An Association of Law Corporations, until his retirement on December 31, 2012. Director of the Company and Almadex Minerals Limited.

*	as of the date of this Information Circular.
(1)	Denotes a member of the Audit Committee.
(2)	Denotes a member of the Nomination and Corporate Governance Committee.
(3)	Denotes a member of the Compensation Committee.
(4)

By Voting Trust Agreement dated December 17, 2009 executed by Mr. Ernesto Echavarria, the right to vote an additional 5,682,009 shares has been given jointly to D. Poliquin, Chairman, and M. Poliquin, President and Chief Executive Officer, of the Company as well as the right to vote any common shares issued to Mr. Echavarria upon the exercise of warrants that he holds to acquire the Company’s common shares.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

To the knowledge of management of the Company, no proposed director (including any personal holding company of a proposed director):

(a)	is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)	was subject to a cease trade or similar order (including a management cease trade order whether or not such person was named in the order) or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)	has been subject to:

(i)	since December 31, 2000, any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or before December 31, 2000, the disclosure of which would likely be important to a reasonable securityholder in deciding whether to vote for a proposed director; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director; or

(e)

is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

EXECUTIVE COMPENSATION

See attached Form 51-102F6

SECURITIES AUTHORIZED FOR ISSUE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth the requisite equity compensation plan information as at the end of the Company’s most recently completed financial year:

	Number of securities to be	Weighted-average	Number of securities
	issued upon exercise of	exercise price of	remaining available for
	outstanding options,	outstanding options,	future issuance under
	warrants and rights	warrants and rights	equity compensation plans
(excluding securities
reflected in column (a)
Plan category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	7,761,000	$1.65	45,298
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	7,761,000	$1.65	45,298

Stock Option Plan

The Company’s Rolling Stock Option Plan (the “Plan”) was created as an amendment to the then existing fixed number plan with the approval of disinterested shareholders at the Company’s annual general meetings held on May 18, 2005 and June 26, 2014. The Plan has also been approved by the Toronto Stock

Exchange (“TSX”). Under the Plan, options are authorized to be granted to the maximum of 10% of the issued and outstanding common shares of the Company at the time of the grant. There have been no amendments to the Plan since the most recent approval by shareholders. The Company has no other equity compensation plans not previously approved by shareholders.

The TSX Company Manual (the “TSX Manual”) requires that every three years after institution all unallocated options, rights or other entitlements under security based compensation arrangements which do not have a fixed maximum number of securities must be approved by a majority of the Company’s directors and the Company’s security holders (excluding insiders of the Company) at a duly called meeting. A triennial approval of the Plan was given at the Company’s annual general meeting held on June 26, 2014.

The TSX Manual also requires that the following information be provided on an annual basis.

Under Section 613 of the TSX Manual, insiders who are eligible participants under the Plan are not entitled to vote to approve unallocated options, rights or other entitlements under the Plan.

Under the Plan eligible participants include:

(i)	an employee, senior officer or director of the Company or any related company;
(ii)	a consultant;
(iii)	an issuer, all the voting securities of which are held by persons described in (i) and (ii);
(iv)	a management company employee.

The total number of common shares issued under options granted and exercised under the Plan from May 14, 2015 to the date of this Information Circular was 2,201,000.

The total number of common shares issuable under actual grants under the Plan is 7,796,000 constituting 9.9% of the Company’s issued and outstanding common shares as of the date of this Information Circular.

The maximum total number of common shares issuable under the Plan is 7,819,818, the number equal to 10% of the issued common shares as of the date of this Information Circular. There are, therefore, 23,818 common shares issuable under options available for grant under the Plan representing 0.1% of the Company’s issued and outstanding common shares as of the date of this Information Circular.

There is no maximum percentage of common shares which may be issued to insiders of the Company. The Plan contains provisions that limit the number of shares reserved for issuance to any one Consultant or person providing investor relations activities to 2% of the issued shares of the Company in any 12 month period but such limitation, as it relates to persons providing investor relations activities, applies only if the shares of the Company are listed in Canada only on the TSX. The shares of the Company are currently listed on the TSX and the NYSE MKT.

The exercise price for options granted under the Plan is to be the price per share specified in the option agreement which cannot be less that the Market Price. “Market Price” means the Volume Weighted Average Price (“VWAP”) on TSX, or another stock exchange where the majority of the trading volume and value of the listed securities occurs, for the five trading days immediately preceding the date of the grant of the option subject always that in certain exceptional circumstances, the 5 day VWAP may not accurately reflect the securities’ current market price and TSX may adjust the VWAP based on relevant factors including liquidity, trading activity immediately before, during or immediately after the relevant period or any material events, changes or announcements occurring immediately before, during or immediately after the relevant period. VWAP means the volume weighted average trading price of the listed securities, calculated by dividing the total value by the total volume of securities traded for the relevant period.

The Plan contains the following provision as to stock appreciation rights: “An Eligible Person to whom an Option has been granted (“Eligible Optionee”) may, rather than exercise any Option to which the Eligible Optionee is then entitled pursuant to the Plan, elect to terminate such Option, in whole or in part, and, in lieu of purchasing the common shares to which the Option, or part thereof, so terminated relates (the “Optioned Shares”), elect to exercise the right (the “Share Appreciation Right”) to receive that number of common shares, disregarding fractions, which, when multiplied by the VWAP have a value equal to the product of the number of Optioned Shares to which the Option, or part thereof, so terminated relates, multiplied by the difference between the Market Price determined as of the day immediately preceding the date of termination of such Option, or part thereof, and the exercise price per share of the Optioned Shares to which the Option, or part thereof, so terminated relates, less any amount (which amount may be withheld in Optioned Shares) required to be withheld on account of income taxes, which withheld income taxes will be remitted by the Company. VWAP shall be calculated for 5 consecutive trading days before such date on the TSX.”

Options granted to Consultants performing Investor Relations activities vest over a 12 month period with no more than ¼ of such options so granted vesting in any 3 month period. Such vesting restrictions apply to any Qualified Successor of such Consultant, otherwise the board has the discretion to make any vesting conditions it sees fit. “Qualified Successor” means a person who is entitled to ownership of an Option upon the death of an Optionee, pursuant to a will or the applicable laws of descent and distribution upon death or a “permitted assign” as that term is defined in Canadian Securities Administrators National Instrument 45-106.

The term of any option granted under the Plan will expire on the later of 5 years following the date of grant, or if such date falls within, or immediately following a self-imposed “blackout” period, such option will then expire on the 10th business day following the blackout if the Company is listed only on the TSX. The Company is currently listed on the TSX and the NYSE MKT.

The Plan contains provisions as to termination providing for termination on the earliest of the following:

(a)	the termination date specified for such Option in the Option Agreement;

(b)	Death of Optionee – If the employment of an Optionee as an Employee of, or the services of a Consultant providing services to, the Company or any Related Company, or the employment of an Optionee as a Management Company Employee, or the position of the Optionee as a director or senior officer of the Company or any Related Company, terminates as a result of such Optionee’s death, any Options held by such Optionee shall pass to the Qualified Successor of the Optionee and shall be exercisable by such Qualified Successor until the earlier of a period of twelve months following the date of such death and the expiry of the Term of the Option;

(c)	Cessation of Employment – Upon an Optionee’s employment with the Company being terminated for cause, any option not exercised terminates immediately. If an Optionee is a director and is removed from office, any option not exercised terminates immediately. If an optionee becomes permanently disabled, any option may be exercised for a period of six months after the date of permanent disability. If an Optionee’s employment, office, term as a director, or service provider relationship is ended or expires other than by termination for cause, such option may be exercised for a period of thirty days after such ending;

(d)	Amalgamation – In the event of the Company proposing to amalgamate, merge or consolidate with or into any other company (other than with a wholly owned subsidiary of the Company) or to liquidate, dissolve or wind up, or in the event an offer to purchase the Common Shares of the Company or any part thereof shall be made to all the holders of Common Shares of the Company, the Company shall have the right, upon written notice to each Optionee holding options under the Plan, to permit the exercise of all such options within the 30 day period next following the date of such notice and to determine that upon expiration of such 30 day period that all rights of the Optionees to such options or to exercise same (to the extent not theretofore exercised) shall terminate and to have no force and effect; and

(e)	the date of any sale, transfer, assignment or hypothecation, or any attempted sale, transfer, assignment or hypothecation, of such Option.

Options granted under the Plan are not assignable or transferable except as to a Qualified Successor or as otherwise permitted by applicable securities laws.

The Plan provides that, subject to the approval of the TSX, if required, and the terms of the Plan, the Board may terminate, suspend or discontinue the Plan at any time or amend or revise the terms of the Plan.

Notwithstanding the generality of the foregoing, the power of the Board to amend the Plan shall be limited to the following:

(a)	amendments of a “housekeeping” nature;

(b)	a change to the vesting provisions of a security or a Plan;

(c)	a change to the termination provisions of a security or a Plan which does not entail an extension beyond the original expiry date; and

(d)	the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve.

It is a Policy of the TSX that, because the Plan is silent in respect thereof, shareholder approval is required for any other amendment or revision to the terms of the Plan and nothing in the Plan shall be construed as authorizing the directors to make amendments to the Plan without shareholder approval to effect;

(a)	any amendment to the number of securities issuable under the Plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by security holders will not require an additional security holder approval;

(b)	any change to eligible participants which would have the potential of broadening or increasing insider participation;

(c)	the addition of any form of financial assistance;

(d)	any amendment to a financial assistance provision which is more favourable to participants;

(e)	the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Plan reserve; and

(f)	the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the issuer.

No amendments to the Plan were adopted in the last fiscal year.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers or employees of the Company or any of its subsidiaries, no proposed nominee for election as a director of the Company, and no associate or affiliate of any of them, is or has been indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise at any time since the beginning of the Company’s most recently completed financial year and no such indebtedness is outstanding as at the date of this Information Circular nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries. The Company has no securities purchase or other programs.

DIRECTORS’ AND OFFICERS’ INDEMNITY AND INSURANCE

The Company has contracted with each director and officer to indemnify each of them against liability incurred in their capacity as an officer or director to the extent permitted in accordance with the provisions of the Business Corporations Act (British Columbia). The Company has obtained insurance coverage for such indemnity to a policy limit of $5,000,000 in the aggregate with a deductible of $50,000 per claim.

MANAGEMENT CONTRACTS

No management functions of the Company or any of its subsidiaries are to any substantial degree performed other than by the directors or executive officers of the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this Information Circular, no: (a) director, proposed director or executive officer of the Company; (b) person or company who beneficially owns, or controls or directs, directly or indirectly, or a combination of both, common shares of the Company, carrying more than ten percent of the voting rights attached to the outstanding common shares of the Company; (c) director or executive officer of a person or company that is itself an insider or subsidiary of the Company; or (d) associate or affiliate of any of the foregoing, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction that has materially affected or would materially affect the Company, except with respect to an interest arising from the ownership of common shares of the Company where such person or company will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of common shares of the Company.

APPOINTMENT OF AUDITOR

Davidson & Company, LLP, Chartered Professional Accountants, (“Davidson”), was first appointed auditor of the Company effective January 4, 2016 in place of Deloitte LLP, Chartered Professional

Accountants (“Deloitte”), who resigned as auditor on their own initiative. As required by National Instrument 51-102 Continuous Disclosure Obligations, the Company filed a reporting package (the

“Reporting Package”) consisting of the Company’s Notice of Change of Auditor dated January 4, 2016, letter from Deloitte dated January 13, 2016 and letter from Davidson dated January 4, 2016 with the securities regulatory authorities having jurisdiction over the Company’s affairs, a copy of which Reporting Package is attached to this Information Circular as Schedule “A”.

Shareholders will be asked to vote for the appointment of Davidson to serve as auditor of the Company for the Company’s fiscal year ending December 31, 2016.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

There are no matters other than election of directors and appointment of auditors to be submitted to security holders.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

This Statement of Corporate Governance Practices has been prepared by the Nomination and Corporate Governance Committee of the Board and has been approved by the Board.

General

The Board of Directors of the Company (the “Board”) recognizes that good corporate governance is of fundamental importance to the success of the Company. The Company’s governance practices are the responsibility of the Board and the Board has delegated some of its responsibilities to develop and monitor the Company’s governance practices to the Nominating and Corporate Governance Committee.

Canadian Securities Administrators National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires disclosure of Corporate Governance Practices of the Company formulated in accordance with National Policy 58-201 Corporate Governance Guidelines (together hereinafter referred to as the “Guidelines”). This Statement of Corporate Governance Practices sets out the Board’s assessment of the Company’s Corporate Governance practices which are generally in accordance with the Guidelines.

In this Statement of Corporate Governance Practices, the term “independent” with reference to a director or audit committee member has the meaning given to the term in the Guidelines and is generally as follows: a director or Audit Committee member is independent if he or she has no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s board of directors, be reasonably expected to interfere with the exercise of the director’s or Audit Committee member’s independent judgement. The Guidelines provide specific directions as to the individuals considered to have a material relationship with a company and specifically includes the following:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the company;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the company;

(c)	an individual who:
	(i)	is a partner of a firm that is the company’s internal or external auditor,
	(ii)	is an employee of that firm, or
	(iii)	was within the last three years a partner or employee of that firm and personally worked on the company’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:
	(i)	is a partner of a firm that is the issuer’s internal or external auditor,
	(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or
	(iii)	was within the last three years a partner or employee of that firm and personally worked on the company’s audit within that time;

(e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the company’s current executive officers serves or served at that same time on the company’s compensation committee;

(f)	an individual who received, or whose immediate family member who is employed as an executive officer of the company received, more than $75,000 in direct compensation from the company during any 12 month period within the last three years;

(g)	an individual who accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the company or any subsidiary entity of the company, other than as remuneration for acting in the capacity as a member of the board of directors or any board committee; and

(h)	an individual who is an affiliated entity of the company or any of its subsidiaries.

An “executive officer” means an individual who is a chair, vice-chair or president of the company, a vice-president of the company in charge of a principal business unit, division or function of the company, or an officer of the company or of any of its subsidiaries or any other individual who performs a policy making function for the company or subsidiary.

An individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the company’s financial statements.

In accordance with recommendations in National Policy 51-201 the Company has adopted a Corporate Communications Policy.

Board of Directors

The Board, with the assistance of Counsel to the Company, is responsible for determining whether or not each director is “independent” or “not independent”. To assist the Board each director is required to disclose any material interest in or business relationship with the Company and his shareholding in the Company.

The Board is currently comprised of 7 members. In accordance with the definition of “independent” outlined above, the Board, utilizing the information provided to it by each director as aforesaid, has determined that the following directors are not independent by virtue of each of their respective executive officer positions with the Company, namely Duane Poliquin, Chair, and Morgan Poliquin, President and CEO, of the Company. Accordingly, a majority of the members of the Board, namely John (Jack) McCleary, Gerald G. Carlson, Joseph Montgomery, Mark T. Brown and William J. Worrall are independent.

The Chair of the Board is not an independent director.

There were nine (9) meetings of the Board held during the period commencing at the beginning of the Company’s most recently completed financial year and ending on the Record Date (“the year”). The following table indicates the number of meetings attended by each director during the year.

Director	Number
Duane Poliquin	9
Morgan Poliquin	9
Jack McCleary	8
Joseph Montgomery	8
Gerald G. Carlson	7
Mark T. Brown	7
William J. Worrall	8

The members of the Board who are independent are entitled and encouraged to hold meetings at which non-independent directors are not in attendance. Jack McCleary is the lead director of the independent directors. There were four (4) meetings of the independent directors held during the year.

Certain of the Company’s directors are directors of other reporting issuers (or the equivalent) in Canada or foreign jurisdictions, as set out below.

Director	Name of Other Reporting Issuer(s)
Duane Poliquin	Gold Mountain Mining Corporation and Almadex Minerals Limited
Morgan Poliquin	Gold Mountain Mining Corporation and Almadex Minerals Limited
Mark. T Brown	Pacific Opportunity Capital Ltd., Alianza Minerals Ltd., Avrupa Minerals Ltd., Big Sky Petroleum Corp., Galileo Petroleum Ltd., Strategem Capital Corp., Sutter Gold Mining Inc. and Almadex Minerals Limited
John (Jack) McCleary	Almadex Minerals Limited
Joseph Montgomery	Infrastructure Materials Corp. and Getty Copper Inc.
Gerald C. Carlson	Pacific Ridge Exploration Ltd.
William J. Worrall	Almadex Minerals Limited

Board Mandate

The Company also believes that director and management honesty and integrity are essential factors in ensuring good and effective corporate governance. The Board has adopted a written mandate.

The mandate of the Board is to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In fulfilling its mandate, the Board, among other matters, is responsible for:

(a)	adopting a strategic planning process and approving, on at least an annual basis, a strategic plan, taking into account the risk and opportunities of the Company’s business;

(b)	identifying the principal risks of the Company’s business and implementing appropriate systems to manage such risks;

(c)

satisfying itself, to the extent reasonably feasible, of the integrity of the CEO and other executive officers (if any) and ensuring that all such officers create a culture of integrity throughout the Company and developing programs of succession planning (including appointing, training and monitoring senior management);

(d)

creating the Company’s internal control and management information systems and creating appropriate policies for matters including communications, securities trading, privacy, audit, whistleblowing and codes of ethical conduct;

(e)	managing its affairs including selecting its Chair, nomination of candidates for election to the Board, constituting committees of the Board and determining director compensation; and

(f)	engaging any necessary internal and/or external advisors.

Director Term Limits and Other Mechanisms of Board Renewal

The Company has not adopted term limits or other mechanisms for Board renewal. The Company does not consider it is yet appropriate to force any term limits or other mechanisms of Board renewal at this time.

Policies Regarding the Representation of Women on the Board

The Company plans to adopt a written policy with respect to the identification and nomination of women directors (the “Diversity Policy”). The Diversity Policy will require that the Board consider diversity on the Board from a number of aspects, including but not limited to gender, age, ethnicity and cultural diversity. In addition, when assessing and identifying potential new members to join the Board or the

Company’s executive team, the Board shall consider the current level of diversity on the Board and the executive team. As the Diversity Policy has not yet been adopted, the Company is not yet able to measure its effectiveness.

Consideration of the Representation of Women in the Director Identification and Selection Process

Pursuant to the Diversity Policy, the Board will consider and evaluate the representation of women on the Board when identifying and nominating candidates for election and re-election to the Board. The Company will focus its search for new directors purely based on the qualification of potential candidates, regardless of their gender.

Consideration of the Representation of Women in Executive Officer Appointments

Pursuant to the Diversity Policy, the Board will consider and evaluate the representation of women in the

Company’s executive officer positions when identifying and nominating candidates for appointment as executive officers. The Company will focus its search for new executive officers purely based on the qualification of potential candidates, regardless of their gender.

The Company’s Targets Regarding the Representation of Women on the Board and in Executive

Officer Positions

The Company has not established a target for the representation of women on the Board or in executive officer positions of the Company by a specific date. The Company does not think it is appropriate to set targets because the Company focuses its search for new directors and executive officers purely based on the qualification of potential candidates, regardless of their gender.

Number of Women on the Board and in Executive Officer Positions

As at the date of this Information Circular, none of the Company’s directors or executive officers are women.

Majority Voting Policy

The Board believes that each of its members should carry the confidence and support of the Company’s shareholders and, accordingly, has adopted a Majority Voting Policy for the election of directors for non-contested meetings. The Majority Voting Policy provides that, in a non-contested election of directors, voting will be by ballot and, if the number of shares “withheld” for any nominee exceeds the number of shares voted “for” the nominee, then, notwithstanding that such director is duly elected as a matter of corporate law, he or she shall, within five days following the date of the final scrutineer’s report on the ballot, tender his or her written resignation to the Chairman of the Board. A “non-contested election” means an election where the number of nominees for director is not greater than the number of directors to be elected. Under the Majority Voting Policy, the Nomination and Corporate Governance Committee will consider such offer of resignation and will make a recommendation to the Board concerning the acceptance or rejection of the resignation. The Board will take formal action on the

Nomination and Corporate Governance Committee’s recommendation no later than 90 days following the date of the applicable shareholders’ meeting and will announce its decision via press release. If the Board declines to accept the resignation, it will include in the press release the reason or reasons for its decision. No director who is required to tender his or her resignation shall participate in the Nomination and

Corporate Governance Committee’s deliberations or recommendations or in the Board’s deliberations or determination. If a resignation is accepted by the Board, and subject to any corporate law restrictions, the

Board may leave any resulting vacancy unfilled until the Company’s next annual general meeting, or may appoint a new director to fill the vacancy who the Board considers to merit the confidence of the shareholders, or may call a special meeting of shareholders at which there will be presented a management nominee or nominees to fill the vacant position or positions.

Position Descriptions

The Board has not developed any written position descriptions for the chair of directors meetings or the chair of each Board committee. The Board expects the chair to set the agenda for Board meetings and to assist the Board to discharge its mandate and responsibilities. Each committee has the authority and responsibility to determine its own rules of procedure and the Board expects the chair of a committee to set the agenda for committee meetings and to assist the committee to discharge its mandate and responsibilities.

The following position descriptions have been developed for the Company’s Chairman, Chief Executive Officer and Chief Financial Officer.

Chairman

  Leads the Board and also takes a hands-on role in the Company’s day-to-day management.

  Helps the CEO to oversee all the operational aspects involved in running the Company, including project selection and planning.

  Takes overall responsibility for the Company’s direction and growth, seeking to generate significant financial gains for the shareholders.

  Oversees relationships with the communities and stakeholders in the areas where the Company operates, with the intent of ensuring the Company’s activities are of benefit to all.

Chief Executive Officer (‘CEO’)

Reports to the Board.

Provides overall leadership and vision in developing, in concert with the Board, the strategic direction of the Company and in developing the tactics and business plans necessary to increase shareholder value.

Manages the overall business of the Company to ensure strategic and business plans are effectively implemented, the results are monitored and reported to the Board and financial and operational objectives are attained.

Authorities, Duties and Responsibilities:

(a)	General Functions:

  Provides effective leadership to the management and the employees of the Company and establishes an effective means of control and co-ordination for all operations and activities.

  Fosters a corporate culture that promotes ethical practices, integrity and a positive work climate enabling the Company to attract, retain and motivate a diverse group of quality employees.

  Keeps the Board fully informed on the Company`s operational and financial affairs.

  Develops and maintains a sound, effective organization structure and plans for capable management succession, progressive employee training and development programs and reports to the Board on these matters.

  Ensures that effective communications and appropriate relationships are maintained with the shareholders of the Company and other stakeholders.

  Develops capital expenditure plans for approval by the Board.

  Turns any strategic plan as may be developed by the Board into a detailed operating plan.

(b)	Strategy and Risks

  Develops and recommends to the Board strategic plans to ensure the Company`s profitable growth and overall success. This includes updating and making changes as required and involving the Board in the early stages of developing strategy.

  Identifies in conjunction with the other senior officers and appropriate directors the key risks with respect to the Company and its businesses and reviews such risks and strategies for managing them with the Board.

  Ensures that the assets of the Company are adequately safeguarded and maintained.

(c)	Exploration and Development

Responsible for managing the day to day activities and operating management of the Company and as such shall be responsible for the design, operation and improvement of the systems that create the Company`s exploration and development opportunities. The CEO accordingly shall have the primary responsibility:

  To direct and oversee all operational activities of the Company including exploration, development, mining and other such functions.

  To initiate solutions to the key business challenges of the Company.

  To participate in sourcing and negotiating financial arrangements for the further expansion and development of the Company including joint ventures, mergers, acquisitions, debt and equity financing.

  Represent and speak for the Company with shareholders, potential investors and other members of the industry.

(d)	Financial Reporting

Oversees the quality and timeliness of financial reporting. Reports to the Board in conjunction with the CFO on the fairness and adequacy of the financial reporting of the Company to its shareholders.

Chief Financial Officer (‘CFO’)

Reports to the CEO.

Responsibilities:

(a)	developing, analyzing and reviewing financial data.
(b)	reporting on financial performance.
(c)	monitoring expenditures and costs.
(d)	assisting the CEO in preparing budgets and in the communicating to the analyst and shareholder, community and securities regulators, the financial performance of the Company.
(e)	fulfilling the reporting requirements of the securities regulators, stock exchanges and shareholders.
(f)	monitoring filing of tax returns and payment of taxes.

The CFO shall assist the CEO is establishing effective means of control and co-ordination of the operations and activities of the Company and identifying, in conjunction with the CEO, the key risks with respect to the Company and its business and reviewing with the CEO the strategies for managing such risks and ensuring that the assets of the Company are adequately safeguarded and maintained.

The CFO, in conjunction with the CEO, shall design or supervise the design of and implement, maintain and periodically evaluate the effectiveness of internal controls to provide reasonable assurances that the financial statements of the Company are fairly presented in accordance with International Financial Reporting Standards and that disclosure controls are in place to provide reasonable assurance that material information relating to the financial performance of the Company to the Audit Committee.

Orientation, Continuing Education and Nomination of Directors

The Board has appointed a Nomination and Corporate Governance Committee comprised of independent directors. The mandate of this Committee includes the following duties and responsibilities:

  Recommend to the Board written mandates or terms of reference for the Board and for each of the Committees of the Board, and a Code of Ethics for all directors, officers and employees of the Company;

  Review the composition and size of the Board and its Committee structure and make recommendations to the Board for changes;

  Recruit new directors, develop lists of candidates, interview and recommend new directors to the Board;

  Recommend to the Board an orientation and education program for new directors.

Ethical Business Conduct

The Board’s responsibilities are governed by the Business Corporations Act (British Columbia), the Company’s Articles, the Board Mandate and the various codes of conduct adopted by the Board. The Board has adopted a Code of Business Conduct and Ethics for Directors (“CODE”), a Code of Business Ethics (“COBE”) applicable to all employees, officers and consultants of the Company, a Securities

Trading Policy (“STP”) relating to trading and confidentiality obligations of employees, officers and directors of the Company, and a Whistleblower Policy (“WP”). In addition the CEO and CFO of the Company specifically acknowledge the obligation to adhere to and advocate the establishment of standards reasonably necessary to deter wrongdoing and to promote full, fair, timely and understandable disclosure in reports and documents that the Company files with, or submits to, securities regulators and in other public communications made by the Company; compliance with the laws, rules and regulations of federal, provincial and local governments and other appropriate regulatory agencies, and prompt reporting to the Company’s Audit Committee of any violation of this code of which the CEO or CFO have actual knowledge.

Copies of the CODE, COBE, STP, WP, the undertaking of the CEO and CFO together with the Privacy Policy and the statements of responsibilities and duties of the Nomination and Corporate Governance Committee, the Compensation Committee and the Audit Committee Charter may be viewed on the

Company’s website at www.almadenminerals.com.

Compensation

The Board has created a Compensation Committee comprised of independent directors. The duties and responsibilities of the Compensation Committee are as follows:

  Review the Company’s overall compensation strategy and objectives;

  Review and assess the CEO's performance against pre-agreed objectives and recommend to the Board the compensation of the CEO (in each case, without the CEO being present during the deliberations and vote);

  Review performance assessments of the Company’s other officers and, upon the advice of the CEO, recommend to the Board the compensation of the officers;

  Review and recommend to the Board policies related to providing Company stock to executives and employees (e.g., stock option plan, share purchase plan);

  Review executive appointments, employment agreements and terminations;

  Review senior management succession plans and participate in the recruitment of executives, especially succession to the CEO;

  Review and recommend to the Board the amount and form of directors' compensation; and

  Review and recommend the disclosures describing executive compensation and development.

Other Committees

The Company has only the 3 committees, namely: Audit Committee, Compensation Committee and the Nomination and Corporate Governance Committee.

Assessments

One of the responsibilities of the Nomination and Corporate Governance Committee is as follows: Report to the Board, in the manner and to the extent the Committee deems appropriate, on the effectiveness of the performance of the Board as a whole, the Committees of the Board and the contribution of individual directors, including specifically reviewing areas in which the Board's effectiveness may be enhanced taking into account the suggestions of all directors, Corporate Governance guidelines and rules which are in effect by regulatory bodies or other sources which the Committee deems appropriate.

Audit Committee Information

Detailed information with respect to the Company’s Audit Committee is contained under the headings “Corporate Governance” and “Audit Committee” in the Company’s 20F filed as an Annual Information

Form for the financial year ended December 31, 2015 and is available on EDGAR and is filed under the Company’s profile on SEDAR at www.sedar.com. The Audit Committee Charter and other information relative to the Company’s corporate governance are to found on the Company’s website at www.almadenminerals.com.

ADDITIONAL INFORMATION

The Company’s financial information is included in the consolidated financial statements of the Company and the notes thereto, Management Discussion and Analysis and auditor’s report for the financial year ended December 31, 2015.

Additional information relating to the Company can be found at www.sedar.com. A copy of the following documents may be obtained, without charge, upon request to the Chief Executive Officer of the Company at #310-1385 West 8th Avenue, Vancouver B.C. V6H 3V9 Phone (604) 689-7644 Fax (604) 689-7645:

(a)	the comparative financial statements of the Company for the financial year ended December 31, 2015 together with the accompanying report of the auditor thereon and related Management Discussion and Analysis and any interim financial statements of the Company for periods subsequent to December 31, 2015 and related Management Discussion and Analysis; and

(b)	this Information Circular.

BY THE ORDER OF THE BOARD OF DIRECTORS OF

ALMADEN MINERALS LTD.

“Morgan Poliquin”

Morgan Poliquin, President & CEO

Form 51-102F6
Statement of Executive Compensation

Compensation Discussion and Analysis

The compensation of the Company’s Named Executive Officers (“Named Executive Officers” or “NEOs”) and directors is determined by the Company’s Board of Directors (the “Board”) upon the recommendations of the Board’s Compensation Committee (the “Committee”). The Committee is composed of four directors from the Board, Jack McCleary, Gerald Carlson, Joseph Montgomery and Mark Brown, all of whom are independent directors under National Instrument 52- 110 – Audit Committees (“NI 52-110”). All of the members of the Committee have experience setting compensation for executives in companies of similar size to the Company. No compensation consultant or advisor has, at any time since the Company’s most recently completed financial year, been retained to assist the Committee in determining compensation for any of the Company’s directors or executive officers.

The Company does not have a formal compensation program. However, the Committee meets to discuss and determine the recommendations that it will make to the Board regarding management compensation, without reference to formal objectives, criteria or analysis. The general objectives of the Company’s compensation strategy are to (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interests of shareholders; (c) provide a compensation package that is commensurate with other peer group companies to enable the Company to attract and retain talent; and (d) ensure that the total compensation package is designed in a manner that takes into account the constraints that the Company is under by virtue of the fact that it is a mineral exploration company without a history of earnings.

The Committee considers and evaluates executive compensation levels on an annual basis against available information for similar companies to ensure that the Company’s executive compensation levels are within the range of comparable norms. In selecting similar companies, the Company primarily looks for public companies that are comparable in terms of business and size.

The Committee’s NEO compensation program is designed to provide competitive levels of compensation, a significant portion of which is dependent upon individual and corporate performance and contribution to increasing shareholder value. The Committee recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive’s level of responsibility.

Currently, the principal components of the Company’s executive compensation packages are base remuneration, long-term incentive in the form of stock options, and a discretionary annual incentive cash bonus. The compensation package is determined by gathering competitive salary information on comparable companies within the industry from a variety of sources.

While the Committee believes that it is important to use comparable data to assist it in determining appropriate ranges for executive compensation, it also considers other factors when awarding executive compensation, such as the overall financial strength of the Company, its exploration successes and equity financing success.

Base remuneration is used to provide the Named Executive Officers a set amount of money during the year with the expectation that each Named Executive Officer will perform his responsibilities to the best of his ability and in the best interests of the Company.

The granting of incentive stock options provides a link between management compensation and the Company’s share price. It also rewards management for achieving results that improve Company performance and thereby increase shareholder value. Stock options are generally awarded to executive officers at the commencement of employment and periodically thereafter. In making a determination as to whether a grant of long-term incentive stock options is appropriate, and if so, the number of options that should be granted, consideration is given to: the number and terms of outstanding incentive stock options held by the Named Executive Officer; current and expected future performance of the Named Executive Officer; the potential dilution to shareholders and the cost to the Company; general industry standards and the limits imposed by the terms of the Company’s stock option plan (the “Plan”) and the Toronto Stock Exchange (the “TSX”). The Company considers the granting of incentive stock options to be a particularly important element of compensation as it allows the Company to reward each Named Executive Officer’s efforts to increase value for shareholders without requiring the Company to use cash from its treasury. The terms and conditions of the Company’s stock option grants, including vesting provisions and exercise prices, are governed by the terms of the Plan, which is described under “Securities Authorized for Issue Under Equity Compensation Plans” above.

Finally, the Committee will consider whether it is appropriate and in the best interests of the Company to award a discretionary cash bonus to the Named Executive Officers, and if so, in what amount. A cash bonus may be awarded to reward extraordinary performance that has led to increase value for shareholders through strategic corporate transactions, property acquisitions or divestitures, the formation of new strategic or joint venture relationships and/or capital raising efforts. Demonstrations of extraordinary personal commitment to the Company’s interests, the community and the industry may also be rewarded through a cash bonus.

The Committee considers the implications and risks of the Company’s compensation policies and practices as a factor in assisting the Board in approving and monitoring guidelines and practices regarding the compensation and benefits of officers. In particular, the Committee considers the impact on NEOs and other senior executives to ensure that they do not take undue risks. The Committee has not identified any risks in the Company’s existing compensation policies and practices that it believes would be reasonably likely to have a material adverse effect on the Company.

The Company has a formal policy that does not permit a NEO or director from purchasing or selling call or put options or other derivatives in respect of the Company’s securities.

In 2015, annual director’s fees of $7,000 were paid, payable or accrued for payment to non-executive directors. Also in 2015, the Chairs of the Audit and Compensation Committees were paid an additional $3,000.

In 2015, Duane Poliquin, through Hawk Mountain Resources Ltd., a private company owned by Mr. D. Poliquin and his immediate family, received compensation by way of an annual management fee. No year-end bonus was paid or stock options granted to Mr. D. Poliquin in 2015. This compensation was based on his executive compensation contract with the objective to retain his services, motivate a high level of performance and reward him for his achievements and loyalty. All elements of compensation were approved by the Board of Directors. Mr. D. Poliquin’s annual remuneration is based on industry standards and, when paid or granted, his year-end bonus and the number of stock options granted to him reflect his responsibilities to the Company relative to all other bonus or option recipients. Please refer to the “Summary Compensation Table” below.

In 2015, Morgan Poliquin received compensation by way of an annual salary and the grant of stock options. This compensation was based on his executive employment contract with the objective to retain his services, motivate a high level of performance and reward him for his achievements and loyalty. All elements of compensation were approved by the Board of Directors. Mr. M. Poliquin’s annual salary is

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based on industry standards and, when paid or granted, his year-end bonus and the number of stock options granted to him reflect his responsibilities to the Company relative to all other bonus or option recipients.

In 2015, Korm Trieu received compensation by way of an annual salary and the grant of stock options. No year-end bonus was paid to Mr. Trieu in 2015. This compensation was based on his executive employment contract with the objective to retain his services, motivate a high level of performance and reward him for his achievements and loyalty. All elements of compensation were approved by the Board of Directors. Mr. Trieu’s annual salary is based on industry standards and when paid or granted, his year-end bonus and the number of stock options granted to him reflect his responsibilities to the Company relative to all other bonus or option recipients.

In 2015, Douglas McDonald received compensation by way of an annual salary and the grant of stock options. No year-end bonus was paid to Mr. McDonald in 2015. This compensation was based on his executive employment contract with the objective to retain his services, motivate a high level of performance and reward him for his achievements and loyalty. All elements of compensation were approved by the Board of Directors. Mr. McDonald’s annual salary is based on industry standards and, when paid or granted, his year-end bonus and the number of stock options granted to him reflect his responsibilities to the Company relative to all other bonus or option recipients.

Summary Compensation Table

Named Executive Officers

The following table contains information about the compensation paid or payable to, or earned by, those who were, at December 31, 2015, (a) the Company’s Chairman; (b) the Company’s Chief Executive Officer; (c) the Company’s Chief Financial Officer; (d) each of the three other most highly compensated executive officers of the Company, including any of its subsidiaries, (except those whose total compensation does not, individually, exceed $150,000) and (e) any additional individuals who would be included in (d) but for the fact the individual was neither an executive officer of the Company or any of its subsidiaries, nor acting in a similar capacity, at December 31, 2015. The Company presently has four (4) Named Executive Officers, namely Duane Poliquin, Chairman, Morgan Poliquin, President and Chief Executive Officer (“CEO”), Korm Trieu, Chief Financial Officer (“CFO”) and Douglas McDonald, Vice President, Corporate Development.

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Set out below is a summary of compensation paid during the three years ended December 31, 2015 to the

Company’s Named Executive Officers.

					Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Year*	Salary(a) ($)	Share- Based Awards ($)	Option-Based Awards(b) ($)	Annual Incentive Plans	Long- Term Incentive Plans	Pension Value ($)	All other Compensation (a) ($)	Total Compensation (a) ($)
Duane Poliquin Chairman	2015	Nil	N/A	144,500(3)(4)(5)	N/A	N/A	N/A	220,952(1)	365,452
	2014	Nil	N/A	Nil	N/A	N/A	N/A	240,000(1)	240,000
	2013	Nil	N/A	Nil	N/A	N/A	N/A	246,300(2)	246,300
Morgan Poliquin President & CEO	2015	265,000	N/A	281,250(3)(4)(5)	N/A	N/A	N/A	Nil	546,250
	2014	265,000	N/A	314,500(6) (7)	N/A	N/A	N/A	Nil	579,500
	2013	265,000	N/A	Nil	N/A	N/A	N/A	Nil	265,000
Korm Trieu CFO	2015	185,000	N/A	31,700(4)(5)	N/A	N/A	N/A	Nil	216,700
	2014	185,000	N/A	38,000(8)	N/A	N/A	N/A	Nil	223,000
	2013	185,000	N/A	87,500 (9)	N/A	N/A	N/A	Nil	272,750
Douglas McDonald VP, Corporate Development(12)	2015	175,000	N/A	28,700(3)(4)	N/A	N/A	N/A	Nil	203,700
	2014	48,125(10)	N/A	60,000(11)	N/A	N/A	N/A	Nil	108,125

*	Ended December 31.

(a)

Under an Administrative Services Agreement between the Company and Almadex Minerals Limited (“Almadex”), the Company provides management services to Almadex and Almadex compensates the Company 30% of any shared personnel remuneration and office overhead expenses.

(b)	Comprised of options granted pursuant to the Company’s Stock Option Plan. All options vested upon grant.

(1)	Paid to Hawk Mountain Resources Ltd. (“Hawk”) under agreement for Mr. D. Poliquin’s management and technical services.
(2)	Paid to Hawk of which $240,000 was under agreement for Mr. D. Poliquin’s management and technical services and $6,300 for general and administrative services provided through Hawk.
(3)

The value of option-based awards is based on the fair value of the awards ($0.38) calculated at the January 6, 2015 grant date using the Black-Scholes model assuming a weighted average risk free rate of 0.56%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 52.37% and an estimated option life of 2 years.

(4)

The value of option-based awards is based on the fair value of the awards ($0.20) calculated at the August 26, 2015 grant date using the Black-Scholes model assuming a weighted average risk free rate of 0.53%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 58.76% and an estimated option life of 2 years.

(5)

The value of option-based awards is based on the fair value of the awards ($0.29) calculated at the December 11, 2015 grant date using the Black-Scholes model assuming a weighted average risk free rate of 0.40%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 55.79% and an estimated option life of 3 years.

(6)

The value of option-based awards of $190,000 is based on the fair value of the awards ($0.76) calculated at the January 2, 2014 grant date using the Black-Scholes model assuming a weighted average risk free rate of 1.43%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 68.01% and an estimated option life of 5 years.

(7)

The value of option-based awards of $124,500 is based on the fair value of the awards ($0.83) calculated at the July 2, 2014 grant date using the Black-Scholes model assuming a weighted average risk free rate of 1.47%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 66.05% and an estimated option life of 5 years.

(8)

The value of option-based awards of $38,000 is based on the fair value of the awards ($0.76) calculated at the January 2, 2014 grant date using the Black-Scholes model assuming a weighted average risk free rate of 1.43%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 68.01% and an estimated option life of 5 years.

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(9)

The value of option-based awards of $87,750 is based on the fair value of the awards ($1.17) calculated at the April 4, 2013 grant date using the Black-Scholes model assuming a weighted average risk free rate of 1.62%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 78.27% and an estimated option life of 5 years.

(10)	Comprised of $175,000 under an executive employment contract effective September 22, 2014.
(11)

The value of option-based awards of $60,000 is based on the fair value of the awards ($0.40) calculated at the October 10, 2014 grant date using the Black-Scholes model assuming a weighted average risk free rate of 0.99%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 51.09% and an estimated option life of 2 years.

(12)	Since September 22, 2014.

Until December 31, 2015, the Company had in place an executive compensation contract with its Chairman, Duane Poliquin, and Hawk Mountain Resources Ltd. (“Hawk”) whereby the Company agreed to pay annual remuneration of $240,000 per year effective January 1, 2013, to Hawk for Mr. D. Poliquin to provide management and technical services to the Company. However in 2015, Hawk and Mr. D. Poliquin agreed to be paid $220,952 to preserve cash in the Company due to poor market conditions. Under the Hawk contract, which was voluntarily terminated effective December 31, 2015, Hawk was entitled to receive certain benefits if terminated without cause. Effective January 1, 2016, the Company has in place an executive employment contract, as amended, (the “DP Contract”), with its Chairman, Duane Poliquin, whereby the Company has agreed to pay an annual base salary (currently $240,000) to Mr. D. Poliquin for providing management and technical services to the Company. Under the DP Contract, Mr. D. Poliquin is entitled to receive certain benefits if terminated by the Company without cause or by Mr. D. Poliquin for Good Reason (see “Termination and Change of Control Benefits”).

The Company has in place an executive employment contract, as amended, (the “MP Contract”), with its President and CEO, Morgan Poliquin, whereby the Company has agreed to pay an annual base salary (currently $265,000) to Mr. M. Poliquin for providing management and technical services to the Company. Under the MP Contract, Mr. M. Poliquin is entitled to receive certain benefits if terminated by the Company without cause or by Mr. M. Poliquin for Good Reason (see “Termination and Change of Control Benefits”).

The Company has in place an executive employment contract, as amended, (the “KT Contract”) with its CFO, Korm Trieu, whereby the Company has agreed to pay an annual base salary (currently $185,000) to Mr. Trieu for providing financial, administrative and executive services to the Company. Under the KT Contract, Mr. Trieu is entitled to receive certain benefits if terminated by the Company without cause or by Mr. Trieu for Good Reason (see “Termination and Change of Control Benefits”).

The Company has in place an executive employment contract, as amended, (the “DM Contract”) with its Vice President, Corporate Development, Douglas McDonald, whereby the Company has agreed to pay an annual base salary (currently $175,000) to Mr. McDonald for providing executive services to the Company. Under the DM Contract, Mr. McDonald is entitled to receive certain benefits if terminated by the Company without cause or by Mr. McDonald for Good Reason (see “Termination and Change of Control Benefits”).

Under an Administrative Services Agreement between the Company and Almadex Minerals Limited (“Almadex”), the Company provides management services to Almadex and Almadex compensates the Company 30% of any shared personnel remuneration and office overhead expenses.

There have been no re-pricing or other significant changes to the terms of any share-based or option-based award program during the most recently completed year.

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Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in the Company’s common shares since December 31, 2010, with the cumulative total return of the S&P/TSX

Small Cap Index for the five most recently completed fiscal years of the Company.

There is little correlation between the compensation of Named Executive Officers and the stock price of the Company. Stock prices are affected by many external factors in the mineral exploration industry and the retention and compensation of senior executives to manage the Company cannot be directly related to stock price. There are two factors that are important in consideration of the stock price as compared to executive compensation: (1) the senior executives of the Company are significant shareholders of the Company so that changes in the stock price do affect them directly, and (2) the Stock Option Plan is the one part of the compensation that is related directly to the compensation of the Named Executive Officers.

Option-Based Awards

The Company currently has in place the Stock Option Plan more particularly described above under the heading “Securities Authorized for Issue Under Equity Compensation Plans” for the purpose of attracting and motivating directors, officers, employees and consultants of the Company and advancing the interests of the Company by affording such persons with the opportunity to acquire an equity interest in the Company through rights granted under the Stock Option Plan to purchase shares of the Company.

Recommendations for stock option grants are made initially by the Compensation Committee, and subsequently reviewed and determined by the Board. One of the factors considered when setting new option-based awards is the number of option-based awards previously granted to each individual.

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The purpose of granting such stock options is to assist the Company in compensating, attracting, retaining and motivating the officers, directors and employees of the Company and to closely align the personal interest of such persons to the interest of the shareholders.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth, for each Named Executive Officer, all share-based awards and option-based awards outstanding at December 31, 2015.

	Option-Based Awards				Share-Based Awards
							Market or
						Market or	Payout Value
	Number of				Number of	Payout	of Vested
	Securities			Value of	Incentives	Value of	Share-based
	Underlying	Option	Option	Unexercised	that	Incentives	Awards not
	Unexercised	Exercise	Expiration	In-the-Money	have not	that have not	paid out or
Name	Options	Price	Date	Options(1)	Vested	Vested	distributed
	(#)	($)		($)	(#)	($)	($)
Duane Poliquin	500,000	2.89	June 8, 2016	Nil
Chairman	50,000	2.57	Aug 15, 2016	Nil
	100,000	1.91	May 4, 2017	Nil
	220,000	0.98	Jan 6, 2017	Nil	N/A	N/A	N/A
	165,000	0.74	Aug 26, 2017	34,650
	100,000	0.72	Dec 11, 2018	23,000
Morgan Poliquin	650,000	2.89	June 8, 2016	Nil
President & CEO	500,000	2.31	Sept 11, 2017	Nil
	250,000	1.04	Jan 2, 2019	Nil
	150,000	1.32	July 2, 2019	Nil	N/A	N/A	N/A
	350,000	0.98	Jan 6, 2017	Nil
	315,000	0.74	Aug 26, 2017	66,150
	300,000	0.72	Dec 11, 2018	69,000
Korm Trieu	150,000	2.89	June 08, 2016	Nil
CFO	75,000	1.98	June 08, 2017	Nil
	75,000	1.74	Apr 03, 2018	Nil
	50,000	1.04	Jan 02, 2019	Nil	N/A	N/A	N/A
	115,000	0.74	Aug 26, 2017	24,150
	30,000	0.72	Dec 11, 2018	6,900
Douglas McDonald	150,000	1.23	Oct 10, 2016	Nil
VP, Corporate	100,000	0.74	Aug 26, 2017	21,000
Development	30,000	0.72	Dec 11, 2018	6,900	N/A	N/A	N/A

(1)	Calculated based on the difference between the market value of the shares underlying the options as at December 31, 2015 ($0.95) and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table outlines, for each Named Executive Officer, the value of option-based awards and share-based awards which vested during the year ended December 31, 2015 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2015.

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Name	Option-Based Awards-	Share-Based-Awards-	Non-Equity Incentive Plan
	Value Vested During the	Value Vested During the	Compensation – Value
	Year	Year	Earned During the Year
	$	$	$
Duane Poliquin Chairman	18,400 (1) (2)(3)	N/A	N/A
Morgan Poliquin President & CEO	33,500(1) (2)(3)	N/A	N/A
Korm Trieu CFO	900(2)(3)	N/A	N/A
Douglas McDonald VP, Corporate Development	900(2)(3)	N/A	N/A

(1)	Calculated based on the difference between the market value of the shares underlying the options as at January 6, 2015 ($1.19) and the exercise price of the options ($1.12).
(2)	Calculated based on the difference between the market value of the shares underlying the options as at August 26, 2015 ($0.68) and the exercise price of the options ($0.74).
(3)	Calculated based on the difference between the market value of the shares underlying the options as at December 11, 2015 ($0.75) and the exercise price of the options ($0.72).

For a full description of the Company’s Stock Option Plan, see “SECURITIES AUTHORIZED FOR ISSUE UNDER EQUITY COMPENSATION PLANS” above.

PENSION PLAN BENEFITS

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Termination and Change of Control Benefits

Except as otherwise disclosed below, there are no compensatory plans, contracts, agreements or arrangements in place that provides for payments to the Named Executive Officers at, following or in connection with any termination of employment (whether voluntary, involuntary or constructive), resignation, retirement or a change in the Named Executive Officer’s responsibilities following a change in control.

The Company has in place the DP Contract with its Chairman, Duane Poliquin which has an initial two-year term and is renewable for two additional successive terms of 24 months and provides that Mr. D. Poliquin is entitled to receive the following benefits if terminated:

(a)	without cause, payment of an amount equal to 2 times Mr. D. Poliquin’s then current base salary;
(b)	by death or disability, payment of an amount equal to 6 months of Mr. D. Poliquin’s then current base salary;
(c)	by the Company without cause following a Change in Control or for Good Reason, payment of an amount equal to 3 times Mr. D. Poliquin’s then current base salary; and
(d)	if (c) applies, employment search assistance for up to 12 months.

The right to receive the aforementioned payment and benefits under (c) and (d) is expressly contingent upon the signing of a waiver and release satisfactory to the Company which releases the Company and its affiliates from all claims and liabilities arising out of Mr. D. Poliquin’s employment and termination thereof and including confidentiality provisions, which waiver and release is satisfactory to the Company with respect to form, substance and timeliness.

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The Company has in place the MP Contract with its President and CEO, Morgan Poliquin, which had an initial two-year term, includes terms for two additional successive terms of 24 months ending January 29, 2019 and provides that Mr. M. Poliquin is entitled to receive the following benefits if terminated:

(a)	without cause, payment of an amount equal to 2 times Mr. M. Poliquin’s then current base salary;
(b)	by death or disability, payment of an amount equal to 6 months of Mr. M. Poliquin’s then current base salary;
(c)	by the Company without cause following a Change in Control or by Mr. M. Poliquin for Good Reason, payment of an amount equal to 3 times Mr. M. Poliquin’s then current base salary; and
(d)	if (c) applies, employment search assistance for up to 12 months.

The right to receive the payment and benefits under (c) and (d) is expressly contingent upon the signing of a waiver and release satisfactory to the Company which releases the Company and its affiliates from all claims and liabilities arising out of Mr. M. Poliquin’s employment and termination thereof and including confidentiality provisions, which waiver and release is satisfactory to the Company with respect to form, substance and timeliness.

The Company has in place KT Contract with its CFO, Korm Trieu, which is for an indefinite term and provides that Mr. Trieu is entitled to receive the following benefits if terminated:

(a)	without cause, payment of an amount equal to 1 times Mr. Trieu’s then current base salary; and
(b)	by the Company without cause following a Change in Control or by Mr. Trieu for Good Reason, payment of an amount equal to 2 times Mr. Trieu’s then current base salary.

The right to receive the payment and benefits under (b) is expressly contingent upon the signing of a waiver and release satisfactory to the Company which releases the Company and its affiliates from all claims and liabilities arising out of Mr. Trieu’s employment and termination thereof and including confidentiality provisions, which waiver and release is satisfactory to the Company with respect to form, substance and timeliness.

The DM Contract with the Company’s Vice President, Corporate Development, Douglas McDonald, is for an indefinite term and provides that Mr. McDonald is entitled to receive the following benefits if terminated:

(a)	without cause, payment of an amount equal to 1 times the then current base salary; and
(b)	following a Change in Control or for Good Reason, payment of an amount equal to 1 times the then current base salary.

The right to receive the payment and benefits under (b) is expressly contingent upon the signing of a waiver and release satisfactory to the Company which releases the Company and its affiliates from all claims and liabilities arising out of Mr. McDonald’s employment and termination thereof and including confidentiality provisions, which waiver and release is satisfactory to the Company with respect to form, substance and timeliness.

For purposes of each of the DP Contract, the MP Contract, the KT Contract and the DM Contract (collectively, the “Contracts”):

“Change in Control” shall be deemed to have occurred if:

9

(i) any person or any person and such person’s associates or affiliates, as such terms are defined in the Securities Act (British Columbia) (the “Act”), makes a tender, take-over or exchange offer, circulates a proxy to shareholders or takes other steps to effect a takeover of the control of the Company, whether by way of a reverse take-over, take over bid, causing the election or appointment of a majority of directors of the Company or otherwise in any manner whatsoever; or

(ii) during any period of eighteen (18) consecutive months (not including any period prior to the effective date of an employee’s Contract), individuals who at the beginning of such period constituted the Board of Directors of the Company and any new directors, whose appointment by the Board of Directors or nomination for election by the Company’s shareholders was approved by a vote of at least three quarters (3/4) of the Board of Directors then still in office who either were directors at the beginning of the period or whose appointment or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board of Directors of the Company; or

(iii) the acquisition by any person or by any person and such person’s affiliates or associates, as such terms are defined in the Act, and whether directly or indirectly, of common shares of the Company at the time held by such person and such person’s affiliates and associates, totals for the first time, twenty percent (20%) or more of the outstanding common shares of the Company; or

(iv) the business or businesses of the Company, for which the employee’s services are principally performed, are disposed of by the Company pursuant to a partial or complete liquidation, dissolution, consolidation or merger of the Company, or a sale or transfer of all or a significant portion of the Company’s assets.

Notwithstanding any other provisions in the Contracts regarding termination, if any of the events described above constituting a Change in Control shall have occurred during the course of the employee’s Contract, upon the termination of the employee’s employment thereunder (unless such termination is because of the employee’s death or disability, by the Company for cause or by the employee other than for “Good Reason”, as defined below) the employee shall be entitled to and will receive no later than the fifteenth (15th) day following the date of termination a lump sum severance payment in the amount set forth above.

“Good Reason” shall mean, without the employee’s express written consent, any of the following:

(i) the assignment to the employee of any duties inconsistent with the status or authority of the employee’s office, or the employee’s removal from such position, or a substantial alteration in the nature or status of the employee’s authorities or responsibilities from those in effect immediately prior to the Change in Control;

(ii) a reduction by the Company in the employee’s then current base salary, or a failure by the Company to increase the employee’s base salary as provided in the employee’s Contract or at a rate commensurate with that of other key employees of the Company;

(iii) the relocation of the office of the Company where the employee is employed at the time of the Change in Control (the “CIC Location”) to a location more than fifty (50) miles away from the CIC Location, or the Company’s requiring the employee to be based more than fifty (50) miles away from the CIC Location (except for requiring travel on the Company’s business to an extent substantially consistent with the employee’s business travel obligations prior to the Change in Control);

(iv) the failure by the Company to continue to provide the employee with benefits at least as favourable as those enjoyed by the employee prior to the Change in Control, the taking of any action by

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the Company which would directly or indirectly materially reduce any of such benefits or deprive the employee of any material benefit under the employee’s Contract enjoyed by the employee at the time of the Change in Control, or the failure by the Company to provide the employee with the number of entitled vacation days as provided in the employee’s Contract; or

(v) the failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform the employee’s Contract or, if the business of the Company for which the employee’s services are principally performed is sold or transferred, the purchaser or transferee of such business shall fail to agree to provide the employee with the same or a comparable position, duties, salary and benefits as provided to the employee by the Company immediately prior to the Change in Control.

Following a Change in Control during the course of the employee’s Contract, the employee shall be entitled to terminate the employee’s employment for Good Reason.

DIRECTOR COMPENSATION

Director Compensation Table

Other than compensation paid to the Named Executive Officers, and except as noted below, no compensation was paid to directors in their capacity as directors of the Company or its subsidiaries, in their capacity as members of a committee of the Board or of a committee of the board of directors of its subsidiaries, or as consultants or experts, during the year ended December 31, 2015.

				Non-Equity
	Fees	Share-Based	Option-Based	Incentive Plan	Pension	All other
Name	Earned	Awards	Awards	Compensation	Value	Compensation	Total
	($)	($)	($)	($)	($)	($)	($)
John (Jack) McCleary	10,000 (1)(2)	Nil	49,680	Nil	Nil	Nil	59,680
Gerald G. Carlson	7,000(1)	Nil	62,630	Nil	Nil	Nil	69,630
Joe Montgomery	7,000(1)	Nil	31,700	Nil	Nil	Nil	38,700
Barry Smee	7,000(1)	Nil	Nil	Nil	Nil	Nil	7,000
Mark T. Brown	10,000 (1)(2)	Nil	63,305	Nil	Nil	1,200(3)	74,505
William J. Worrall	7,000(1)	Nil	31,700	Nil	Nil	Nil	38,700

(1)	Director’s fees.
(2)	Audit and Compensation Committee Chair fee.
(3)	Administrative services.

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Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth for each of the directors of the Company, other than directors who are also Named Executive Officers, all option-based awards and share-based awards outstanding at December 31, 2015.

	Option-Based Awards				Share-Based Awards
						Market or	Market or
	Number of			Value of	Number of	Payout	Payout Value of
	Securities			Unexercised	Incentives	Value of	Vested Share-
	Underlying	Option	Option	In-the-	that	Incentives	based awards
	Unexercised	Exercise	Expiration	Money	have not	that have not	not paid out or
Name	Options	Price	Date	Options(1)	Vested	Vested	distributed
	(#)	($)		($)	(#)	($)	($)
John (Jack)	50,000	2.89	June 8, 2016	Nil
McCleary	50,000	2.57	Aug 15, 2016	Nil
	25,000	1.91	May 4, 2017	Nil	N/A	N/A	N/A
	115,000	0.74	Aug 26, 2017	24,150
	92,000	0.72	Dec 11 2018	21,160
Gerald G.	50,000	2.89	June 8, 2016	Nil
Carlson	50,000	2.57	Aug 15, 2016	Nil
	25,000	1.91	May 4, 2017	Nil
	50,000	1.04	Jan 2, 2019	Nil
	50,000	0.98	Jan 6, 2017	Nil	N/A	N/A	N/A
	115,000	0.74	Aug 26, 2017	24,150
	72,000	0.72	Dec 11, 2018	16,560
Joe Montgomery	225,000	2.89	June 8, 2016	Nil
	25,000	1.91	May 4, 2017	Nil
	115,000	0.74	Aug 26, 2017	24,150	N/A	N/A	N/A
	30,000	0.72	Dec 11, 2018	6,900
Mark T. Brown	25,000	2.89	June 8, 2016	Nil
	25,000	1.91	May 4, 2017	Nil
	100,000	2.22	Nov 22, 2017	Nil
	25,000	1.04	Jan 2, 2019	Nil	N/A	N/A	N/A
	75,000	0.98	Jan 6, 2017	Nil
	115,000	0.74	Aug 26, 2017	24,150
	42,000	0.72	Dec 11, 2018	9,660
William J.	250,000	1.46	June 18, 2018	Nil
Worrall	115,000	0.74	Aug 26, 2017	24,150	N/A	N/A	N/A
	30,000	0.72	Dec 11, 2018	6,900

(1)	Calculated based on the difference between the market value of the shares underlying the options as at December 31, 2015 ($0.95) and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each director of the Company, other than directors who are also Named Executive Officers, the value of option-based awards and share-based awards which vested during the year ended December 31, 2015 and the value of non-equity incentive plan compensation earned during the most recently completed financial year.

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Name	Option-Based Awards-	Share-Based-Awards-	Non-Equity Incentive Plan
	Value Vested During the	Value Vested During the	Compensation – Value
	Year	Year	Earned During the Year
	$	$	$
John (Jack) McCleary	2,760(2)(3)	N/A	N/A
Gerald G. Carlson	5,660(1)(2)(3)	N/A	N/A
Joe Montgomery	900(2)(3)	N/A	N/A
Mark T. Brown	6,510(1)(2)(3)	N/A	N/A
William J. Worrall	900(2)(3)	N/A	N/A

(1)	Calculated based on the difference between the market value of the shares underlying the options as at January 6, 2015 ($1.19) and the exercise price of the options ($1.12).
(2)	Calculated based on the difference between the market value of the shares underlying the options as at August 26, 2015 ($0.68) and the exercise price of the options ($0.74).
(3)	Calculated based on the difference between the market value of the shares underlying the options as at December 11, 2015 ($0.75) and the exercise price of the options ($0.72).

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Schedule “A”

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DAVIDSON & COMPANY LLP Chartered Professional Accountants

January 4, 2016

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Ontario Securities Commission
20 Queen Street West, 19th Floor, Box 55
Toronto Ontario
M5H 3S8

Alberta Securities Commission
600, 250 – 5th Street S.W.
Calgary, AB
T2P 0R4

Dear Sirs / Mesdames:

Re: Almaden Minerals Ltd. (the "Company")
Notice Pursuant to NI 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated January 4, 2016, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

Davidson & Company LLP

DAVIDSON & COMPANY LLP
Chartered Professional Accountants

NEXIA INTERNATIONAL
1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Davidson-co.com

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